Husky Produces Steady Results With Production Growth On Target
Calgary, Alberta (July 24, 2014) – Husky Energy advanced a strong balance of near, mid and long-term projects in the second quarter while generating higher quality returns to sustain growth.

“Our continued investment in longer-wavelength projects such as heavy oil thermals, resource plays and oil sands provide steady production and more predictable cash flow to support our growth projects in the Asia Pacific and the Atlantic Regions,” said CEO Asim Ghosh.

“Our new thermal developments are delivering well above their nameplate designs and production was further boosted this quarter by strong performance from our resource plays and the start up of the Liwan Gas Project.”

Net earnings were $628 million, up approximately four percent from $605 million in the second quarter of 2013. Cash flow from operations was $1.50 billion, up from $1.45 billion a year ago.

Upstream production averaged 334,000 barrels of oil equivalent per day (boe/day) up eight percent compared to 310,000 boe/day in the second quarter of 2013.

Throughputs at the Downstream refineries and Lloydminster Upgrader were 304,000 barrels per day (bbls/day), compared to 317,000 bbls/day in the second quarter of 2013.

Highlights Include:

•	Net earnings were $628 million, or $0.63 per share (diluted), compared to $605 million, or $0.59 per share (diluted) a year ago.

•	Cash flow from operations was $1.50 billion, or $1.52 per share (diluted), up from $1.45 billion, or $1.47 per share (diluted) in the second quarter of 2013.

•	Total Upstream production averaged 334,000 boe/day, compared to 310,000 boe/day a year ago.

•	Sales gas from the Liwan Gas Project is flowing into the mainland China market, with the deepwater wells, shallow water platform and onshore gas terminal performing as expected.

•	All major regulatory approvals are in place at the Sunrise Energy Project, including the Maximum Operating Pressure permit.

•	Well pads and gathering pipelines are being commissioned at Sunrise, with startup on track for later this year.

•	Received regulatory approval of the contract award for an FPSO (Floating Production, Storage and Offloading) vessel to develop the BD field in the Madura Strait offshore Indonesia.

•	Construction advanced at the 10,000 bbls/day Rush Lake heavy oil thermal project, with first oil planned in the second half of 2015.

•	Drilling has resumed at the North Amethyst Hibernia formation well in the Atlantic Region, with first oil production expected later this year.

•	A seismic acquisition program has commenced in the Bay du Nord discovery area in the Flemish Pass, with drilling anticipated to begin in the third quarter.

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FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended			Six Months Ended
	June 30 2014	Mar 31 2014	June 30 2013	June 30 2014	June 30 2013
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	334	326	310	330	316
Crude Oil and NGLs (mbbls/day)	233	242	226	237	229
Natural Gas (mmcf/day)	604	506	505	555	521
2) Operating Netback ($/boe) (1)(2)	48.70	44.81	38.32	46.78	35.24
3) Refinery and Upgrader Throughput (mbbls/day)	304	289	317	296	322
4) Cash Flow from Operations(2) (Cdn $ millions)	1,504	1,536	1,449	3,040	2,732
Per Common Share – Basic ($/share)	1.53	1.56	1.47	3.09	2.78
Per Common Share – Diluted ($/share)	1.52	1.56	1.47	3.08	2.78
5) Net Earnings (Cdn $ millions)	628	662	605	1,290	1,140
Per Common Share – Basic ($/share)	0.63	0.67	0.61	1.30	1.15
Per Common Share – Diluted ($/share)	0.63	0.66	0.59	1.30	1.13
6) Adjusted Net Earnings(2) (Cdn $ millions)	682	716	610	1,398	1,157
Per Common Share – Basic ($/share)	0.69	0.73	0.62	1.42	1.18
Per Common Share – Diluted ($/share)	0.69	0.73	0.62	1.42	1.18
7) Capital Investment, including acquisitions (Cdn $ millions)	1,056	1,269	932	2,325	2,084
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30	0.60	0.60
(1) Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Operating netback, cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the Q2 MD&A, Section 11, which is incorporated herein by reference.

Second quarter production was 334,000 boe/day, compared to 310,000 boe/day in the second quarter of 2013. This reflected growing production from heavy oil thermal developments, oil and liquids-rich gas resource plays and the rampup of the Liwan Gas Project.

Downstream throughputs of 304,000 bbls/day take into account extended startups at the Lima Refinery and the Upgrader following planned turnarounds.

WTI prices averaged US$102.99 per barrel in the second quarter compared to US$94.22 a year ago. Average realized pricing for the Company’s crude oil, natural gas liquids and bitumen was $90.33 per barrel, compared to $77.98 in the second quarter of 2013.

U.S. refining Chicago market crack spreads averaged US$19.40 per barrel in the second quarter, compared to US$30.78 in the same period in 2013, while the realized U.S. refining margin averaged US$14.40 per barrel compared to US$20.24 a year ago.

KEY AREA SUMMARY

THE FOUNDATION BUSINESS

•	Heavy Oil

Growing production volumes and longer-life thermal projects are helping lengthen the stride of the heavy oil business with improved earnings per barrel of production.

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Consistent performance from thermal developments delivered approximately 44,000 bbls/day during the second quarter, compared to 41,000 bbls/day in the first quarter and 37,500 bbls/day a year ago.

The Sandall thermal project continues to deliver strong results, with average production of 5,300 bbls/day in the second quarter, well above its design capacity of 3,500 bbls/day.

Husky continued to advance construction on a series of high-netback, modular thermal projects.

•	The 10,000 bbls/day Rush Lake thermal development is being advanced towards first production in the second half of 2015.

•	The 10,000 bbls/day Edam East thermal project is on pace for first oil in the first half of 2016.

•	The 3,500 bbls/day Edam West thermal project is set to come on production in the second half of 2016.

•	The 10,000 bbls/day Vawn thermal project is anticipated to begin production in the second half of 2016.

Four horizontal heavy oil wells were drilled in the second quarter, with 27 wells drilled to date in 2014. Two Cold Heavy Oil Production with Sand (CHOPS) wells were drilled, with 75 wells drilled so far in 2014.

•	Western Canada

The transformation of the Company’s Western Canada business continued in the second quarter, with production from an extensive liquids-rich gas and oil resource portfolio averaging 32,500 boe/day compared to 24,700 boe/day in the second quarter of 2013.

Gas Resource Plays

With a large land base of more than 120,000 net acres and multi-zone potential, the Ansell liquids-rich gas play is a key development in the Company’s Western Canada resource portfolio. Eleven horizontal wells were drilled and five completed at Ansell in the second quarter, contributing to production of about 17,000 boe/day compared to 13,500 boe/day in the second quarter of 2013. Planning is under way for an additional four-well pad later this year.

Results from a four-well pad and a two-well pad at Kaybob in the Duvernay continued to be monitored as the play is worked for greater productivity and efficiency.

At the Wilrich liquids-rich gas play at Kakwa, three horizontal gas wells were drilled and three wells were completed during the second quarter. At the Strachan Cardium play, two horizontal gas wells were completed with further development drilling scheduled later in 2014.

Oil Resource Plays

Three horizontal wells were drilled and three completed in the second quarter, with activity primarily focused on the Viking and Cardium oil resource plays.

A four-well pad at Wapiti Cardium is delivering good results, and the Company has expanded its land position on the play to add more drilling locations.

•	Downstream

The focused integration of Husky’s Downstream business enables it to capture Brent-like pricing for its Western Canada crude production. The Company is undertaking several initiatives to further build flexibility of feedstocks, product range and market access.

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Work was advanced on a terminal expansion project at Hardisty, Alberta in the second quarter to add value through extended pipeline connectivity, blending capability and storage capacity. Construction on two 300,000-barrel storage tanks and new pipe interconnections is scheduled to be completed in 2015.

Plans are underway to extend the Company’s South Saskatchewan Gathering System to accommodate increased heavy oil thermal production from Rush Lake, Edam West, Edam East and Vawn.

Equipment upgrades are progressing at the Lima Refinery to allow for the processing of up to 40,000 bbls/day of heavy crude feedstock starting in 2017, which will support the Company’s growing heavy oil thermal business. FEED is approximately 95 percent complete.

A new recycle gas compressor at the partner-operated refinery in Toledo, Ohio is scheduled to come online later in 2014.

GROWTH PILLARS

•	Asia Pacific Region

Husky is building on its strong track record in the Asia Pacific Region.

Sales gas from the Liwan Gas Project continues to be sold into the mainland China market, and the Company recently began regular shipments of natural gas liquids and condensates.

Construction vessels have commenced work to complete the installation of a second deepwater production pipeline from the main Liwan 3-1 field to the shallow water central platform. The field is scheduled to be shut-in for six to eight weeks starting in the fourth quarter to facilitate the installation.

Liwan production will continue to ramp up as several third-party power plants complete their commissioning and startup process.

In Indonesia, construction is progressing on the shallow water platform infrastructure for the BD field and the contract award for the FPSO (Floating Production, Storage and Offloading) vessel has received final regulatory approval. The tendering process for the MDA and MBH joint development is in progress, and a gas sales agreement is being negotiated.

•	Oil Sands

A rich portfolio of oil sands leases in northern Alberta is providing the foundation for predictable, long-wavelength production and cash flow.

The Sunrise Energy Project is progressing towards startup later this year. All major regulatory approvals, including the Maximum Operating Pressure permit, are now in place for Phase 1. The well pads, diluent, diluted bitumen and gathering pipelines are moving through the commissioning phase, and major electrical systems for Plant 1A have been completed and energized.

Phase 1 production is expected to ramp up over 18-24 months to 60,000 bbls/day (30,000 bbls/day net to Husky). Plant 1A is scheduled to be brought online first, followed by Plant 1B approximately six months afterwards.

•	Atlantic Region

Husky is developing a wide range of projects in the White Rose field offshore Eastern Canada to maintain production over the near and mid-term, while exploration and appraisal activities are opening up a new chapter of long-term growth.

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In the Jeanne d’Arc Basin offshore Newfoundland and Labrador, drilling has resumed on a Hibernia-formation well that will target a deeper zone beneath the North Amethyst field, with first production planned later in 2014.

Production equipment for the South White Rose extension in the White Rose field is scheduled for installation in the third quarter, with first oil expected around the end of the year.

A public review process is underway for the West White Rose extension project and work continues on a graving dock to support construction of a fixed wellhead platform. Subject to final approvals, first oil is scheduled for the 2017 timeframe.

The Company and its partner have initiated a 3-D seismic program in the Bay du Nord discovery area of the Flemish Pass Basin, which will be followed in the third quarter by an 18-month deepwater drilling program. Husky holds a 35 percent working interest in the Bay du Nord, Mizzen and Harpoon discoveries in the Flemish Pass.

CORPORATE DEVELOPMENTS

The Company is conducting a search for a Chief Financial Officer following the resignation of Alister Cowan. During this period, Treasurer Darren Andruko will serve as Acting CFO.

The Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2014. The dividend will be payable on October 1, 2014 to shareholders of record at the close of business on August 28, 2014.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period July 1, 2014 to September 30, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on September 30, 2014 to holders of record at the close of business on August 28, 2014.

For those shareholders of the common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 20, 2014. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

CONFERENCE CALL

A conference call will take place on Thursday, July 24 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's second quarter results. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-4610
Outside Canada and U.S.:         1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, Treasurer and Acting CFO Darren Andruko and Downstream Senior VP Bob Baird will participate in the call. To listen to a recording of the call, available at 11 a.m. Mountain Time on July 24, please call one of the following numbers:

Canada and U.S. Toll Free:         1-800-319-6413
Outside Canada and U.S.:         1-604-638-9010

Passcode:             2658 followed by the # sign
Duration:             Available until August 25, 2014

The archived webcast conference call will be available for approximately 90 days.

5 HUSKY ENERGY INC. – 2014 SECOND QUARTER RESULTS

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", “is targeting”, "estimated", "intend", "plan", "projection", "could", “aim”, "vision", "goals", "objective", "target", "schedules" and "outlook"). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•
with respect to the Company's Asia Pacific Region: expected timing and duration of installation of a second deepwater production pipeline from the main Liwan 3-1 field to the shallow water central platform, and associated shut-in of production from the field; and continued ramping-up of production from the Company’s Liwan Gas Project;

•
with respect to the Company's Atlantic Region: scheduled timing of installation of oil production equipment and anticipated timing of first production at the Company’s South White Rose Extension project; scheduled timing of first oil at the West White Rose extension project; planned drilling targets and timing of first production from the North Amethyst Hibernia formation well; and scheduled timing and duration for a drilling program at the Bay du Nord discovery;

•
with respect to the Company's Oil Sands properties: scheduled timing of start up at the Company’s Sunrise Energy Project; and expected timing and volume of ramping-up of production from Phase 1 of the Company’s Sunrise Energy Project;

•	with respect to the Company's Heavy Oil properties: expected timing of first production at the Company’s Rush Lake, Edam East, Edam West and Vawn heavy oil thermal development projects;

•
with respect to the Company's Western Canadian oil and gas resource plays: drilling plans for the Company’s Ansell liquids-rich gas play; and drilling and development plans at the Company’s Strachan Cardium play;

•
with respect to the Company’s Infrastructure and Marketing operating segment: scheduled timing of completion of plans to increase pipeline connectivity and construction of two 300,000-barrel storage tanks at the Hardisty terminal; and plans for the expansion of the South Saskatchewan Gathering System for the Rush Lake, Edam West, Edam East and Vawn projects; and

•
with respect to the Company's Downstream operating segment: the anticipated benefits from and scheduled timing of completion of the Lima, Ohio refinery reconfiguration and the anticipated processing capacity once reconfiguration is complete; and scheduled timing of completion of a Hydrotreater Recycle Gas Compressor Project at the Toledo Refinery;

6 HUSKY ENERGY INC. – 2014 SECOND QUARTER RESULTS

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Disclosure of Oil and Gas Information
Unless otherwise noted, historical production numbers given represent Husky’s share.
The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

7 HUSKY ENERGY INC. – 2014 SECOND QUARTER RESULTS